UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 13)*

Safety, Income & Growth Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78649D104

(CUSIP Number)

Marcos Alvarado

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78649D104

1	Name of Reporting Person iStar Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,647,317

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,647,317

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,647,317

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 41.8%

14	Type of Reporting Person CO

This Amendment No. 13 on Schedule 13D (the “Schedule 13D”) relating to shares of common stock, $0.01 par value per share (the “Shares”), of Safety, Income & Growth Inc., a Maryland corporation (the “Issuer”), is being filed by iStar Inc., a Maryland corporation (“iStar”), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the “Statement”).

Item 3.                                                         Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by iStar to acquire the Shares reported in Item 5(c) was $3,562,086.55.  The aggregate amount of funds used by iStar to acquire the Investor Units reported in Item 6 is $250.0 million.  iStar used its working capital to make such purchases.

Item 4.                                                         Purpose of Transaction.

iStar purchased additional Shares, as reported in Item 5(c) of this Statement, and the Investor Units reported in Item 6 of this Statement in order to increase its equity interest in the Issuer. See also Item 6.

Item 5.                                                         Interest in Securities of the Issuer.

(a)                                 As of December 31, 2018, iStar owns 7,647,317 Shares directly, or approximately 41.8% of the outstanding Shares.

As discussed in Item 6, on January 2, 2019, iStar purchased 12,500,000 newly issued limited partnership units designated as “Investor Units” of Safety Income and Growth Operating Partnership L.P. a subsidiary of the Issuer.  The Issuer has agreed to seek stockholder approval to exchange the Investor Units for Shares on a one-for-one basis.  On a pro forma basis, giving effect to the issuance of 12,500,000 Shares to iStar in such exchange, iStar will own 20,147,317 Shares representing 65.5% of the outstanding Shares.

(c)                                  Since filing Amendment No. 12 to the initial Statement, iStar purchased 210,042 Shares through open-market purchases conducted under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended. Further details regarding these purchases are set forth below.

Trade Date	No. of Shares	Price per Share ($)	Cost ($)
October 26, 2018	8,200	17.697	145,115
October 29, 2018	7,137	17.567	125,375
October 30, 2018	3,528	17.437	61,516
October 31, 2018	5,929	17.697	104,926
November 1, 2018	5,625	18.049	101,527
November 2, 2018	5,854	17.951	105,085
November 5, 2018	4,104	18.033	74,008
November 6, 2018	5,951	18.606	110,723
November 7, 2018	2,455	18.408	45,192
November 8, 2018	1,268	18.567	23,543
November 12, 2018	1,998	18.534	37,031
November 13, 2018	7,000	18.924	132,471
November 14, 2018	5,172	18.811	97,290
November 15, 2018	2,350	18.619	43,756
November 16, 2018	7,000	18.866	132,060
November 19, 2018	5,905	19.073	112,626
November 20, 2018	4,076	18.974	77,337
November 21, 2018	1,733	19.146	33,180
November 23, 2018	912	19.194	17,505
November 26, 2018	1,406	19.148	26,922
November 27, 2018	4,393	19.361	85,052
November 28, 2018	4,655	19.615	91,307
November 29, 2018	5,400	19.874	107,321
November 30, 2018	5,400	19.819	107,020
December 3, 2018	3,671	19.458	71,430
December 4, 2018	2,420	18.870	45,664

December 6, 2018	2,921	18.742	54,747
December 7, 2018	4,309	19.218	82,812
December 10, 2018	4,005	19.258	77,127
December 11, 2018	5,300	19.215	101,838
December 12, 2018	5,031	19.178	96,483
December 13, 2018	5,300	19.151	101,501
December 14, 2018	5,300	19.321	102,400
December 17, 2018	5,700	19.164	109,237
December 18, 2018	5,700	19.294	109,978
December 19, 2018	5,700	19.421	110,702
December 20, 2018	5,700	19.368	110,398
December 21, 2018	5,700	19.305	110,039
December 24, 2018	7,100	19.195	136,285
December 26, 2018	7,100	18.932	134,417
December 27, 2018	7,100	18.851	133,842
December 28, 2018	6,387	19.232	122,835
December 31, 2018	8,147	18.922	154,158

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 2, 2019, iStar entered into an Investor Unit Purchase Agreement (the “Purchase Agreement”) with the Issuer and Safety Income and Growth Operating Partnership LP (“SAFE OP,” and together with the Issuer and its other subsidiaries, “SAFE”), pursuant to which iStar purchased from SAFE OP 12,500,000 newly designated limited partnership units (the “Investor Units”) at a purchase price of $20.00 per unit, for a total purchase price of $250.0 million.

SAFE intends to use the proceeds from the sale of the Investor Units to fund future investments in ground leases.  The Investor Units were issued in a transaction exempt from registration under the Securities Act of 1933, as amended.

Investor Units

The Investor Units are a newly-designated series of limited partnership interests in SAFE OP.  Each Investor Unit will receive distributions equivalent to distributions declared and paid on one Share.  The Investor Units have no voting rights.  They have limited protective consent rights over certain matters such as amendments to the terms of the Investor Units that would adversely affect the Investor Units.

The Investor Units may not be converted or exchanged for cash or other property; provided, however, that the Issuer has agreed to seek stockholder approval to exchange the Investor Units for Shares, on a one-for-one basis.  The Investor Units may not be transferred prior to such exchange.  They will be transferable if stockholder approval for the exchange has not been obtained by June 30, 2019.  Prior to the stockholder meeting held to obtain approval for the exchange, SAFE will be restricted from issuing Shares or partnership units of SAFE OP at less than $20.00 per Share or unit other than grants pursuant to SAFE’s incentive plan; provided, however, that the Issuer may issue up to $100.0 million of Shares at a price less than $20.00 in an offering in which iStar is offered the opportunity to purchase shares to maintain its percentage ownership interest in SAFE.

The Investor Units represent an approximately 40.6% fully diluted economic interest in SAFE.  After giving effect to the issuance of the Investor Units, iStar’s aggregate fully diluted economic interest in SAFE (including the Shares and Investor Units owned by iStar) is approximately 65.5%; however, iStar’s voting power in SAFE remains approximately 41.9% both before and after giving effect to the purchase of the Investor Units, and will remain 41.9% after giving effect to the exchange of Investor Units for Shares, as a result of limitations on iStar’s voting power contained in the Stockholder’s Agreement described below.

Stockholder’s Agreement

In connection with iStar’s purchase of the Investor Units, iStar and the Issuer entered into a Stockholder’s Agreement on January 2, 2019, which sets forth certain rights and obligations of iStar and SAFE, respectively, relating to iStar’s ownership of the Investor Units and Shares.

The Stockholder’s Agreement provides that with respect to any matter presented for a vote or written consent of the holders of Shares after the date on which the Investor Units are exchanged for Shares (the “Exchange Date”), iStar will vote all “Excess Shares” in the same proportions as the votes cast or consents delivered by holders of Shares other than iStar.  “Excess Shares” means the number of Shares, including, without limitation, Shares issued in exchange for Investor Units (“Exchange Shares”) owned by iStar from time to time that exceed 41.9% of the outstanding Shares at such time, including the Exchange Shares.  These voting limitations will remain in effect until the first date on which iStar’s aggregate ownership of Shares is less than 41.9% of the outstanding Shares.

The Stockholder’s Agreement also provides that, notwithstanding the voting limitations described above, for three years, iStar will cast all of its voting power in favor of three individuals who are independent of each of iStar and SAFE within the meaning of the listing rules of the New York Stock Exchange to serve as directors of SAFE REIT.  iStar has also agreed to certain standstill provisions for a term of two years.

The Stockholder’s Agreement restricts iStar’s ability to transfer Exchange Shares for one year after the Exchange Date.  In addition, for a period of two years, iStar will not transfer Shares representing more than 20% of the outstanding Shares in one transaction or a series of related transactions to any person or group, other than transfers of Shares pursuant to a widely distributed public offering, unless the non-iStar holders of Shares are afforded the opportunity to participate in the transaction at the same price per security and in the same proportion as their Shares represents of the outstanding fully diluted equity of SAFE.

The Stockholder’s Agreement provides that iStar will have certain rights (but not the obligation) to maintain its percentage ownership interest of Shares by purchasing additional Shares when SAFE issues additional Shares from time to time, subject to certain exceptions.  Any Shares purchased by iStar pursuant to such rights will be subject to the voting power limitations set forth in the agreement.

Additional Agreements

In connection with iStar’s purchase of the Investor Units, SFTY Manager LLC (a wholly-owned subsidiary of iStar), iStar, the Issuer and SAFE OP entered into an Amendment and Restated Management Agreement, dated January 2, 2019.

In connection with iStar’s purchase of the Investor Units, iStar and the Issuer also entered into an Amended and Restated Registration Rights Agreement, dated January 2, 2019, which requires SAFE to, among other things, use commercially reasonable efforts to file with the Securities and Exchange Commission within six months after the purchase of the Investor Units a shelf registration statement providing for resale of all Shares held by iStar.  The agreement also provides iStar with certain demand registration rights.  The agreement amends and restates the Registration Rights Agreement, dated as of June 27, 2017, between iStar and the Issuer.

The Issuer has entered into voting agreements with each of SFTY Venture LLC, an affiliate of GIC (Realty) Private Limited, and SFTY VII-B, LLC, an affiliate of Lubert-Adler, L.P., pursuant to which they have agreed to vote their Shares to approve the issuance of Shares upon the exchange of Investor Units and the grant of the preemptive rights described above to iStar at the stockholder meeting called for such purpose.  The voting agreements expire on June 30, 2019.  Dean Adler, a principal of Lubert-Adler, L.P., is a director of the Issuer.  SFTY Venture LLC owns 2,125,000 Shares and SFTY VII-B, LLC owns 750,000 Shares at the date of this Report.

The preceding descriptions of certain transaction documents are qualified in their entirety by reference to the full text of the Investor Unit Purchase Agreement, the Partnership Unit Designation of Investor Units, the Stockholder’s Agreement, the Amended and Restated Management Agreement, the Amended and Restated Registration Rights Agreement and the Voting Agreements, copies of which are incorporated by reference as exhibits to this Statement.

Item 7.                                                         Exhibits.

Exhibit No.	Description
3.1

Investor Unit Purchase Agreement, dated January 2, 2019 (Incorporated by reference to exhibit 1.1 of iStar Inc.’s Current Report on Form 8K filed with the Securities and Exchange Commission on January 3, 2019)

3.2

Partnership Unit Designation of Investor Units, dated January 2, 2019 (Incorporated by reference to exhibit 4.1 of iStar Inc.’s Current Report on Form 8K filed with the Securities and Exchange Commission on January 3, 2019)

3.3	Stockholders Agreement, dated January 2, 2019 (Incorporated by reference to exhibit 10.1 of iStar Inc.’s Current Report on Form 8K filed with the Securities and Exchange Commission on January 3, 2019)
3.4

Amended and Restated Management Agreement, dated January 2, 2019 (Incorporated by reference to exhibit 10.2 of iStar Inc.’s Current Report on Form 8K filed with the Securities and Exchange Commission on January 3, 2019)

3.5

Amended and Restated Registration Rights Agreement, dated January 2, 2019 (Incorporated by reference to exhibit 10.3 of iStar Inc.’s Current Report on Form 8K filed with the Securities and Exchange Commission on January 3, 2019)

3.6

Voting Agreement, dated January 2, 2019, with SFTY Venture LLC (Incorporated by reference to exhibit 10.4 of iStar Inc.’s Current Report on Form 8K filed with the Securities and Exchange Commission on January 3, 2019)

3.7

Voting Agreement, dated January 2, 2019, with SFTY VII-B, LLC (Incorporated by reference to exhibit 10.5 of iStar Inc.’s Current Report on Form 8K filed with the Securities and Exchange Commission on January 3, 2019)

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2019

iSTAR INC.

/s/ Marcos Alvarado
Marcos Alvarado
President and Chief Investment Officer

Schedule 13D Amendment No. 13